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                                                                       EXHIBIT O

                            CONSENT AND AMENDMENT

To Morgan Stanley Dean Witter & Co.:

     I confirm that I am a stockholder of Morgan Stanley Dean Witter & Co. (the "Company") and a party to the Stockholders' Agreement, dated as of February 14, 1986, as amended, among the Company, as successor to Morgan Stanley Group Inc., and each of the stockholders who is a party thereto (the "Agreement").

     I hereby consent to the following amendments of the Agreement, effective December 14, 1999, that:

          1. All stockholders who are parties to the Agreement holding the title of Principal with the Company or its subsidiaries are released from the Agreement, including the provisions of Articles II and IV of the Agreement, and Appendix A to the Agreement shall be amended so that the names of those signatories holding the title of Principal with the Company as of December 14, 1999 shall be removed;

          2. The Agreement shall continue to be governed by the laws of the State of Delaware (including without limitation the 1994 amendments to Section 218 of the Delaware General Corporation Law (the "DGCL")); and

          3. My undertakings and covenants set forth in the Agreement, including, without limitation, my covenants with respect to the voting of shares of common stock of the Company, shall continue in full force and effect (notwithstanding the limitation on the term of stockholder voting agreements and voting trust agreements imposed by Delaware law prior to the 1994 amendments to Section 218 of the DGCL) until they have terminated or expired in accordance with the terms of the Agreement, as so amended.

     IN WITNESS WHEREOF, I have executed this Consent and Amendment as of the date indicated below.

Signature:            _________________________

Name (please print):  _________________________

Date:                 _________________________